UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler further strengthens its position in the Polish offshore wind market with the signing of a new Vessel Reservation Agreement

Copenhagen – 7 February 2025 – Today, Cadeler announces the signing of a Vessel Reservation Agreement (VRA) with Ocean Winds for the installation of the wind turbine generators (WTGs) at BC-Wind offshore wind farm in the Polish Baltic Sea. The potential value of the contract to be negotiated during the pendency of the VRA is estimated to be between EUR 48 million and EUR 56 million.

Cadeler has signed a VRA with Ocean Winds for the installation and transportation of around 30 WTGs at the BC-Wind offshore wind farm in the Polish Baltic Sea. The potential value of the contract to be negotiated during the pendency of the VRA is estimated to be between EUR 48 million and EUR 56 million. Cadeler will deploy one of its O-class vessels, with the project scheduled to be completed in 2028. Cadeler and Ocean Winds have worked together previously, most recently on the Moray West offshore wind farm off the coast of Scotland, but this project marks the first time that the two companies have entered into a direct contractual relationship.

BC-Wind is an offshore wind farm with a capacity of up to 500 MW. It is located approximately 23 km from the Polish coastline, north of the Pomeranian Voivoideship in Poland. It is Ocean Winds' first project in Poland.

Mikkel Gleerup, CEO of Cadeler, says: “We are happy to embark on a new partnership with Ocean Winds, leveraging our expertise and resources to further strengthening our Polish pipeline. Poland has become a significant player in the offshore wind market, and we look forward to once again be working in the Baltic Sea contributing to the development of offshore wind energy in the region.”

Strong position in the Polish offshore wind market

This project reaffirms Cadeler’s strong position in the Polish offshore wind market and is a natural continuation of four other milestone projects in Cadeler’s Polish pipeline.

In October last year, Cadeler signed firm contracts with Equinor and Polenergia joint ventures for the installation of two offshore wind farms, Bałtyk 2 and Bałtyk 3, in the Polish Baltic Sea, with operations scheduled to begin in 2027.

In February last year, Cadeler signed a contract with Ørsted and PGE Polska Grupa Energetyczna for the transport and installation of Siemens Gamesa 14 MW wind turbines at Baltica 2, part of the Baltica Offshore Wind Farm. The project is scheduled for completion by the end of 2027.

In July 2023, Cadeler signed a contract with Baltic Power for the installation of 76 Vestas 15 MW offshore wind turbines at the Baltic Power offshore wind farm. Installation work is to commence in 2025, with the 1.2 GW wind farm expected to be completed in 2026.

Cadeler is the world’s leading offshore wind turbine transportation and installation company, with a fleet of six jack-up vessels currently in operation and five newbuilds scheduled to be delivered in the coming years.

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For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 February 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
Name:	Mikkel Gleerup
Title:	Chief Executive Officer

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